                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                  For the quarterly period ended June 30, 2000


                          Paging Network do Brasil S.A.
                 (Translation of registrant's name into English)

                           Rua Alexandre Dumas, 1,711
                              Chacara Santo Antonio
                          Sao Paulo, 04717-004, Brazil
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      INDEX

                                                                            Page
                                                                            ----

PART I. FINANCIAL INFORMATION
-----------------------------

     Item 1. Financial Statements

          a)  Balance Sheet at December 31, 1999 (audited) and June 30, 2000
              (unaudited)......................................................3

          b)  Statement  of  Operations  for the three and six months ended
              June 30, 1999 and 2000 (unaudited)...............................4

          c)  Statement of Cash Flows for the six months ended June 30,
              1999 and 2000 (unaudited)........................................5

          d)  Statement of Shareholders' (Deficit) for the six months ended
              June 30, 2000 (unaudited)........................................6

          e)  Notes to Financial Statements (unaudited)........................7

     Item 2. Management's Discussion and Analysis of Financial Condition and
             Results of Operations............................................14

PART II. OTHER INFORMATION
--------------------------

     Item 1. Legal Proceedings................................................19

     Item 2. Changes in Securities............................................19

     Item 3. Defaults Upon Senior Securities..................................19

     Item 4. Submission of Matters to a Vote of Security Holders..............19

     Item 5. Other Information................................................19

     Item 6. Exhibits.........................................................19

     Signatures...............................................................20

Item 1 (a)

                                       PAGING NETWORK DO BRASIL S.A.
                                               BALANCE SHEET
                                   At December 31, 1999 and June 30, 2000
                                         (Amounts in U.S. dollars)

                                                                      December 31,           June 31,
                                                                          1999                 2000
                                                                   ---------------------------------------
                                                                        (Note 2)            (Unaudited)
Assets
Current assets:
   Cash and cash equivalents.......................................$         67,026     $          35,585
   Trading securities..............................................      27,580,015            27,040,419
   Accounts receivable, net........................................         206,868               128,750
   Other accounts receivable.......................................                             4,444,444
   Refundable taxes................................................         959,978               599,043
   Pager inventories...............................................       1,868,006             1,145,808
   Prepaid expenses and other current assets.......................         582,016               957,935
   Pledged securities held-to-maturity - current...................       8,249,664                26,268
                                                                   ----------------     -----------------
         Total current assets......................................      39,513,573            34,378,252
Fixed assets, net..................................................      13,519,247             9,012,754
Debt issuance costs, net...........................................       5,792,864             5,453,745
Other assets.......................................................       3,884,829             2,842,590
                                                                   ----------------     -----------------
         Total assets..............................................$     62,710,513     $      51,687,341
                                                                   ================     =================

Liabilities and shareholders' (deficit)
Current liabilities:
   Accounts payable................................................$        211,977     $          97,844
   Accrued expenses................................................       7,887,336             8,839,489
   Payable to related parties......................................       1,217,914             1,217,914
                                                                   ----------------     -----------------
         Total current liabilities.................................       9,317,227            10,155,247
Senior notes.......................................................     125,000,000           125,000,000

Redeemable preferred stock, without par value
   Authorized shares - 63,000 shares issued and outstanding,
   30,000 shares...................................................      43,969,430            47,005,251
Shareholders'  (deficit)
   Common stock, without par value authorized  - 2,037,387
   shares issued and outstanding 1,378,401 shares.............               30,760                30,760
Accumulated deficit................................................    (144,897,253)         (160,435,803)
Accumulated other comprehensive income.............................      29,290,349            29,931,886
                                                                   ----------------     -----------------
         Total shareholders'  (deficit)............................    (115,576,144)         (130,473,157)
                                                                   ----------------     -----------------
         Total liabilities and shareholders'  (deficit)............$     62,710,513     $      51,687,341
                                                                   ================     =================

                               See accompanying notes to financial statements

Item 1 (b)

                                            PAGING NETWORK DO BRASIL S.A.
                                               STATEMENT OF OPERATIONS
                           For the three months and six months ended June 30, 1999 and 2000
                                              (Amounts in U.S. dollars)
                                                     (Unaudited)
                                                       Three months ended                    Six months ended
                                                            June 30,                             June 30,
                                               --------------------------------    ---------------------------------
                                                   1999               2000              1999               2000
                                               -------------      -------------    --------------      -------------
Revenues:
   Services, rent and maintenance
     revenue...................................$   5,759,223         $3,438,041     $  11,489,379      $   7,719,147
   Product revenue.....................              246,742             29,683           871,546             58,454
                                               -------------      -------------     -------------      -------------
Gross revenues.........................            6,005,965          3,467,724        12,360,925          7,777,601
   Sales taxes.........................             (573,888)          (303,187)       (1,178,504)          (688,497)
                                               -------------      -------------     -------------      -------------
Total revenue..........................            5,432,077          3,164,537        11,182,421          7,089,104
Cost of products sold..................              120,340            308,347         1,488,311            362,040
Operating costs and expenses:
   Services, rent and maintenance......            1,853,090          1,282,429         3,550,415          2,595,247
   Selling, general and administrative.            5,905,175          3,230,377        11,351,044          6,041,012
   Depreciation and amortization.......              993,696          1,731,236         1,990,092          3,474,231
                                               -------------      -------------     -------------      -------------
     Total operating costs and expenses            8,751,961          6,244,042        16,891,551         12,110,490
                                               -------------      -------------     -------------      -------------
     Operating loss....................           (3,440,224)        (3,387,852)       (7,197,441)        (5,383,426)
Other income (expense):................
   Interest expense....................           (4,394,173)        (4,418,486)       (8,728,749)        (8,776,620)
   Interest income.....................            2,249,497          1,487,832        18,030,658          1,458,131
   Other (expense) or income...........             (280,560)         1,168,441          (419,083)         1,079,646
   Currency exchange loss..............           (2,904,241)        (3,511,063)      (38,619,719)          (726,646)
                                               -------------      -------------     -------------      -------------
     Total other expense net...........           (5,329,477)        (5,273,276)      (29,736,893)        (6,965,489)
                                               -------------      -------------     -------------      -------------
Net loss...............................        $  (8,769,701)     $  (8,661,128)    $ (36,934,334)     $ (12,348,915)
                                               =============      =============     =============      =============

                                    See accompanying notes to financial statements

Item 1 (c)

                                         PAGING NETWORK DO BRASIL S.A.
                                            STATEMENT OF CASH FLOWS
                                For the six months ended June 30, 1999 and 2000
                                           (Amounts in U.S. dollars)
                                                  (Unaudited)
                                                                                    Six Months Ended
                                                                                        June 30,
                                                                           ----------------------------------
                                                                                1999               2000
                                                                           ----------------   ---------------
Operating activities:
   Net loss.......................................................        $  (36,934,334)    $  (12,348,915)
   Adjustments to reconcile net loss to net cash (used in)
     provided by operating activities:
     Depreciation and amortization................................             1,990,092          2,166,328
     Amortization of subscribers list.............................                    --          1,307,903
     Provision for losses on accounts receivable..................             1,783,691            289,983
     Amortization of debt issuance costs..........................               295,909            339,120
     Currency exchange loss.......................................            38,619,719            726,646
     Loss (gain) on sale of equipment.............................               227,497         (1,097,636)
Changes in operating assets and liabilities:
       (Increase) decrease in trading securities..................            (4,678,834)           333,192
       Increase in accounts receivable............................            (2,083,017)          (211,865)
       (Increase) decrease in refundable taxes....................            (3,610,939)           357,572
       (Increase) decrease in inventories.........................            (1,444,982)           205,923
       Increase in prepaid expenses and other current assets......              (561,295)          (382,151)
       Increase in other assets...................................               (24,986)          (220,471)
       Decrease in accounts payable...............................              (692,595)          (172,058)
       Increase in accrued expenses...............................             3,441,450          1,003,131
                                                                          --------------     --------------
         Net cash (used in) provided by operating activities......            (3,672,624)        (7,703,298)

Investing activities:
       Decrease pledged securities held-to-maturity...............             7,807,994          8,257,048
       Purchase of fixed assets...................................            (1,601,605)          (521,494)
       Proceeds from sale of equipment............................               130,453             78,178
                                                                          --------------     --------------
     Net cash (used in) provided by investing activities..........             6,336,842          7,813,732

Effect of exchange rate changes on cash...........................            (2,839,138)          (141,875)
                                                                          --------------     --------------
Net decrease in cash and cash equivalents.........................              (174,920)           (31,441)
Cash and cash equivalents at beginning of period..................               219,787             67,026
                                                                          --------------     --------------
Cash and cash equivalents at end of period........................        $       44,867     $       35,585
                                                                          ==============     ==============

                                See accompanying notes to financial statements

Item 1 (d)

                                        PAGING NETWORK DO BRASIL S.A.
                                     STATEMENT OF SHAREHOLDERS' DEFICIT
                                   For the six months ended June 30, 2000
                                          (Amounts in U.S. dollars)
                                                 (Unaudited)
                                                                             Accumulated
                                                          Accumulated           Other
                                          Common           Retained         Comprehensive
                                           Stock            Deficit             Income            Total
                                      ---------------------------------------------------------------------

Balance at December 31, 1999...........   30,760      $  (144,897,253)   $    29,290,349    $ (115,576,144)
Net loss for the period................                   (12,348,915)                         (12,348,915)
Translation adjustment.................                                          641,537           641,537
Comprehensive loss for the period......                                                        (11,707,378)
Monetary adjustment on redeemable
  preferred stock......................                      (153,815)                            (153,815)

Accrued dividends on redeemable
  preferred stock......................                    (3,035,820)                          (3,035,820)
Balance at June 30, 2000                  30,760      $  (160,435,803)   $    29,931,886    $ (130,473,157)

                               See accompanying notes to financial statements.

Item 1 (e)

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000
                                   (Unaudited)
                            (Amounts in U.S. dollars)

1. Organization

     Paging Network do Brasil S.A. (the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P.

     In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the addition of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for each issued and outstanding share of common stock.

     Under the terms of the Technical Services Agreement executed in December 1996, the Company granted to PageNet N.V. the right to purchase up to 325,982 shares of Common Stock of the Company at $.025 per share. Under the terms of the Operating Agreement executed in December 1996, the Company granted Multiponto Telecomunicacoes Ltda and TVA Sistema de Televisao S.A. the right to purchase up to 40,748 shares each of Common Stock of the Company at $.025 per share.

2. Summary of significant accounting policies

     The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information. The Company's reporting currency is the U.S. dollar. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included and are of a normal recurring nature. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1999 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year.

     The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

     The Company's significant accounting policies are as follows:

     Foreign currency translation

     Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 (SFAS 52) as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

     Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as its functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income (loss) but reported as the only component of accumulated other comprehensive income. Transactions gains and losses associated with the Company's net U.S. dollar liability position are reported in foreign exchange (losses) gains in the statement of operations.

     Foreign currency hedge transactions

     During 1999 and the six months ended June 30, 2000, the Company entered into various foreign currency transactions including swap agreements, with maturities of one to 12 months, to hedge its foreign currency exposure. At December 31, 1999 and June 30, 2000, the Company had an investment which was the equivalent of a U.S. dollar-denominated investment of $27.5 million and $27 million respectively. Currency gains on investment transactions that are designated and are effective as economic hedges are reported in the financial statements as yield adjustments that are included in the income statement as adjustments to interest income.

     The counterparties to the Company's swap agreements consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the Company.

     Revenue recognition

     The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will rent certain pagers under month-to-month arrangements.

     Advertising cost

     The Company expenses the costs of advertising as incurred. Advertising expenses were $640,553 and $1,197,793 during the three and six months ended June 30, 1999 and $129,131 and $192,243 during the three and six months ended June 30, 2000.

     Cash equivalents and trading securities

     The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. Trading securities are liquid investments with a maturity of greater than three months, which are recorded at fair value.

     Allowance for doubtful accounts

     The Company had an allowance for doubtful accounts of $822,017 at December 31, 1999, and $295,186 at June 30, 2000. Charges to the allowance were $891,105 and $1,936,105 during the three and six months ended June 30, 1999 and $314,511 and $816,814 during the three and six months ended June 30, 2000.

     Inventories

     Inventories consist of certain types and brands of pagers (the subscriber devices) which are held primarily for resale. Inventories are recorded at the lower of average cost or market.

     Pledged securities held-to-maturity

     Pledged securities held-to-maturity consist of U.S. government securities, recorded at amortized cost which approximates market.

     Impairment of long-lived assets

     Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review. The carrying value of a long-lived or intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the costs to dispose.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related party transactions

     The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 Senior Notes offering consummated on June 6, 1997. As of June 30, 2000, the Company had a payable of approximately $968,000 to Warburg, Pincus and approximately $250,000 to Paging Network, International and had a receivable of approximately $556,000 from Warburg Pincus.

4. Senior notes

     On June 6, 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year. Of the $125,000,000 proceeds approximately $45,600,000 was used to purchase U.S. government securities, scheduled interest and principal payments from which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes through June 6, 2000. Debt issuance costs are capitalized and amortized over the term of the debt using the effective yield method.

     The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at June 30, 2000, the Company is unable to make any dividend payments.

5. Accrued expenses

     Accrued expenses at December 31, 1999 and June 30, 2000 were comprised of the following:

                                                        1999           2000
                                                        ----           ----
     Excise taxes payable..........................$    207,506    $     282,061
     Withholding taxes payable.....................     231,853          231,853
     Payroll and other benefits payable............   1,014,403        1,905,889
     Accrued interest payable from Senior Notes....   1,125,000        1,125,000
     Contingency accrual ..........................   3,999,931        4,566,816
     Other.........................................   1,308,643          727,870
                                                   ------------    -------------
                                                   $  7,887,336    $   8,839,489
                                                   ============    =============

     Contingency accrual is for certain taxes relating to interest income and exchange gains that are being disputed in good faith by the Company.

6. Redeemable preferred stock

     The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends are to be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends are payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

     The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included in the Company's by-laws.

     The amounts of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1999 and at June 30, 2000 were $13,969,430 and $17,005,251, respectively.

7. Fixed assets

     Fixed assets at December 31, 1999 and June 30, 2000 were comprised of the following:

                                                                      Period
                                      1999             2000      of Depreciation
                                      ----             ----

Furniture and Fixtures...........$  1,328,163    $    955,579      10 years
Equipment........................  10,321,054       7,963,941     5-10 years
Pagers...........................   6,513,073       6,354,240      2.5 years
Leasehold improvements...........   2,828,009       1,381,222       5 years
                                 ------------    ------------
                                   20,990,299      16,654,982

Less-Accumulated depreciation....  (7,471,052)     (7,642,228)
                                 -------------   ------------
                                 $ 13,519,247    $  9,012,754
                                 ============    ============

8. Comprehensive loss

     The calculation of comprehensive loss for the three and six months ended June 30, 1999 and 2000 was as follows:

                                        Three Months Ended                        Six Months Ended
                                             June 30,                                 June 30,
                                ----------------------------------      -----------------------------------
                                     1999                2000                 1999                2000
                                --------------      --------------      --------------       --------------
Net loss........................$   (8,769,701)     $   (8,661,128)     $  (36,934,334)      $  (12,348,915)

Foreign currency translation

adjustments.....................     2,279,873           3,144,528          25,813,250              641,537
                                --------------      --------------      --------------       --------------
Comprehensive loss..............$   (6,489,828)     $(   5,516,600)     $  (11,121,084)      $  (11,707,378)
                                ==============      ==============      ==============       ==============

     Accumulated comprehensive income, consisting entirely of foreign currency translation adjustment is $29,931,886 at June 30, 2000 and $29,290,349 at December 31, 1999.

9. Other assets

     Other assets includes $ 2,366,396 at December 31, 1999 and $1,095,157 at June 30, 2000 relating to the net intangible cost of acquisition paging subscribers from Powernet Ltda, and $1,247,647 at December 31, 1999 and $1,332,004 at June 30, 2000 relating to the withholding tax on interest income.

10. Commitments

     The Company has entered into various office space and transmission antenna rental agreements. These agreements are readjusted periodically for inflation. Rental expense commitments at June 30, 2000 calculated in reais and translated into U.S. dollars at June 30, 2000 closing rate were as follows.

                    2000           $   583,000
                    2001           $ 1,337,000
                    2002           $   259,000
                    2003           $   118,000
                    2004           $    39,600

     Total rental expenses were $481,016 and $1,041,269 for the three and six months ended June 30, 1999 and $441,809 and $904,789 for the three and six months ended June 30, 2000, respectively.

11. Income taxes

     The Company has not recognized any future income tax benefit for its net operating loss carryforwards as it is more likely than not that it will not be able to realize a benefit from such losses in the future. The net operating loss carryforwards amounted to $79.3 million and $90.1 million at December 31, 1999 and at June 30, 2000, respectively. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income in a tax period. For reporting purpose, a valuation allowance of 100% has been recognized.

12. Recent events

     The Company has entered into an agreement to outsource its call center with Atento do Brasil Ltda, a Brazilian company specializing in call center service. In accordance with the agreement, the Company sold fixed assets with a net book value of $2,115,882 for $4,444,444, which will be collected in ten equal monthly installments beginning in August 2000.

     Effective June 26, 2000, Antonio Eduardo de Carvalho Brigagao replaced Thomas C. Trynin as the Company's Chief Executive Officer. Prior to his appointment as Chief Executive Officer, Mr. Brigagao, who is 57 years old, was the co-founder and president of Carvalho Brigagao, Finance and Technology, a Brazil-based technology firm that provided consulting services to the Company. Prior to founding Carvalho Brigagao, Mr. Brigagao served as president of Credicard S.A., a joint venture of leading Latin American banks, Citibank, Itau and Unibanco, as well as director of Mastercard International--Latin America.

     No other events or transactions have occurred since June 30, 2000 or are pending that would have a material effect on the financial statements at that date or for the six months then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations, or cash flows of the Company.

Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the financial statements, including the notes thereto, included in this report.

     Results of operations

     Three months and six months ended June 30, 2000 compared with three months and six months ended June 30, 1999.

     Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition.

     For the purpose of management's discussion and analysis, total revenue was defined as service, rent and maintenance revenue and product revenue less sales taxes.

                                                Three Months Ended                          Six Months Ended
                                              June 30, 1999 and 2000                     June 30, 1999 and 2000
                                        -----------------------------------         ----------------------------------
                                            1999                 2000                   1999                2000
                                        --------------       --------------         -------------       --------------
Total revenue.....................       $5,432,077           $3,164,537             $11,182,421         $7,089,104
Cost of products sold.............         (120,340)            (308,347)             (1,488,311)          (362,040)
Net revenue.......................        5,311,737     100%   2,856,190     100%      9,694,110   100%   6,727,064     100%
Operating costs and expenses:
  Services rent and maintenance...        1,853,090      35%   1,282,429      44%      3,550,415    37%   2,595,247      38%
  Selling, general and

administrative....................        5,905,175     111%   3,230,377     114%     11,351,044   117%   6,041,012      90%
  Depreciation and amortization...          993,696      19%   1,731,236      45%      1,990,092    21%   3,474,231      52%
                                         ----------           ----------             -----------         ----------
      Total operating costs and
      expenses....................        8,751,961     165%   6,244,042      60%     16,891,551   174%  12,110,490     180%
                                         ----------           ----------             -----------         ----------
Operating loss....................       (3,440,224)          (3,387,852)             (7,197,441)        (5,383,426)
  Other income (expenses).........       (5,329,477)          (5,273,276)            (29,736,893)        (6,965,489)
                                         ----------           ----------             -----------         ----------
Net loss..........................       (8,769,701)          (8,661,128)            (36,934,334)       (12,348,915)
                                         ==========           ==========             ===========        ===========
Other data:.......................
EBITDA(1)........................       $(2,446,528)         $(1,656,616)           $ (5,207,349)       $(1,909,195)
Number of subscribers at end of
period............................          106,219               64,966                 106,219             64,966

----------

1    EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the
     Company's ability to fund its cash needs because it does not include capital expenditures. The Company's EBITIDA might not be comparable to EBITIDA of other companies.

     Net revenue. For the three months and six months ended June 30, 2000, the Company's net revenue was $2,856,190 and $6,727,064 consisting of $3,438,041 (before taxes) and $7,719,148 (before taxes) in services revenues, $46,764 (before taxes) and $96,891 (before taxes) in product sales to customers, cost of sales of $308,347 and $362,040 and sales taxes of $303,187 and $688,497 respectively. During the three months and six months ended June 30, 1999, the Company's net revenue was $5,311,737 and $9,694,110 consisting of $5,759,223 (before taxes) and $11,489,379 (before taxes) in services revenues and $246,742 (before taxes) and $871,546 (before taxes) in product sales to customers, cost of sales $120,340 and $1,488,311 and sales taxes $573,888 and $1,178,506, respectively. During the three months ended June 30, 2000, the cost of products sold primarily consist of $250,000 adjustment to the net realizable value of inventory. Average monthly revenue per unit for the three month period ended June 30, 2000 was approximately R$29.21 (US$16.46) for a base of 64,966 subscribers and for the three month period ended June 30, 1999 was approximately R$34.00 (US$19.21) for a base of 106,219 subscribers.

     Service, rent and maintenance expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs, repair and maintenance expenditures and service call costs. During the three months and six months ended June 30, 2000, the Company incurred $1,282,429 and $2,595,247 of expenses in connection with the operations in Sao Paulo, Rio de Janeiro and Brasilia, respectively. During the three months and six months ended June 30, 1999, the Company incurred service, rent and maintenance expenses of $1,853,090 and $3,550,415 respectively. The Company's service rent and maintenance expenses decreased as a consequence of the reduction of the numbers units in service.

     Selling and marketing expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three months and six months ended June 30, 2000 the Company incurred $544,913 and $1,139,438 of selling and marketing expenses respectively. During the three months and six months ended June 30, 1999, the Company incurred $2,205,247 and $4,557,974 of selling and marketing expenses respectively. The Company's selling expense decreased primarily due to the reduction of retailers' commission in consequence of Company's strategy change. Marketing expenses also decreased as advertising has not been a key component of the Company in consequence of current market situation.

     General and administrative expenses. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the three months and six months ended June 30, 2000 and 1999 the Company incurred $2,685,464 and $4,901,574 and $3,699,928 and $6,793,070 respectively, of general and administrative expenses. The Company's general and administrative expenses decreased as a result of cost and expense cutting. For the three months and six months ended June 30, 2000 and June 30, 1999, included in such amounts approximately $72,794 and $289,983 and $1,056,797 and $1,783,691, respectively, of costs associated with the provision for losses on accounts receivable. Therefore, during the three months end six months ended at June 30, 2000 compared with the same period of the prior year, the general and administrative expenses decreased basically due to the reduction of costs associated with the provision for losses on accounts receivable. This reduction has been in line with the decreased of service revenue.

     Depreciation and amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines, cost of network installation and cost of acquisition paging subscribers from Powernet. Depreciation and amortization expenses were $1,731,236 and $3,474,231 for the three months and six months ended June 30, 2000, which includes a $656,427 and $1,307,903 amortization charge for the Powernet subscriber list respectively, and $993,696 and $1,990,092 for the three months and six months ended June 30, 1999.

     Operating loss. For the three months and six months ended June 30, 2000 the Company generated operating loss of $3,387,852 and $5,383,426 and for the three months and six months ended June 30, 1999 was $3,440,224 and $7,197,441 respectively.

     Other income (expense). The other income (expense) line breaks down as follows:

     Interest expense - Interest expense was $4,418,486 and $8,776,620 for the three months and six months ended June 30, 2000, and $4,394,173 and $8,728,749 for the three months and six months ended June 30, 1999, primarily as a result of interest associated with Senior Notes.

     Interest income - Interest income for the three months and six months ended June 30, 1999 was $2,249,497 and $18,030,658 as a result of investing the available local cash of $31,846,387. For the three months and six months ended June 30, 2000, the investment of $27,040,419 local cash, generated interest income of $1,487,832 and $1,458,131, respectively. Basically, the interest income of period was generated in the last quarter due to the REAL depreciation
- R$1,7473 at March 31, 2000 to R$1,80 at June 30, 2000.

     Currency exchange loss - The loss from the depreciation of the REAL against the U.S. dollar was $3,511,063 and $726,646 for the three months and six months ended June 30, 2000 and $2,904,241 and $38,619,719 for the three months and six months ended June 30, 1999.

     Other expense or income - This item includes Bank charges, CPMF (tax over financial transactions), gains or losses with sale of fixed assets and other. During the three months and six months ended June 30, 1999, the result was loss of $280,560 and $419,083, respectively. During the three months and six months ended at June 30, 2000, the result was gain of $1,168,441 and $1,079,646, respectively. The result generated in last quarter was a consequence of gain on sale of fixed assets of $ 2,305,573, resulting from the Company's outsourcing of call center services and a loss of $ 1,079,908 in write-down of fixed assets.

     Net loss. As show above, net loss for the three and six months ended June 30, 1999 was $8,769,701 and $36,934,334, respectively, and for the three and six months ended June 30, 2000 was $8,661,128 and $12,348,915 respectively.

     Liquidity and capital resources

     For the six months ended June 30, 1999 and June 30, 2000 the Company made capital expenditures of $1,601,605 and $521,494 respectively, and had negative cash flow of $571,037 and $8,186,166, respectively.

     The Company will also be required to make a interest payment on the Senior Notes in an aggregate amount equal to $8,437,500 in December 2000, which must be funded from available cash.

     Given the Company's cash position as of June 30, 2000, the ability of the Company to continue as a going concern and to meet its obligations as they come due will depend upon the Company's ability to implement cost-cutting strategies that will substantially reduce operating losses and result in break even cash flow in 2000. Although the Company is hopeful that this can be achieved, it should be noted that the Company has generated negative cash flows since its inception.

     Inflation and exchange rates

     Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a Company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Therefore, inflation may have a material adverse effect on the Company's results of operations and financial condition.

     Devaluation of the real has an adverse effect on the Company. The Company collects all of its revenues in reais, but pays certain expenses, (including transmission equipment costs and all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues negatively impacts the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real has a material adverse effect on the Company's results of operations and financial condition. Further, beginning January 1, 1998, the Company's financial statements reflect foreign currency gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Currency exchange gain (loss)" contained in the Notes to Consolidated Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

     Recent events

     The Company has entered into an agreement to outsource its call center with Atento do Brasil Ltda, a Brazilian company specializing in call center service. In accordance with the agreement, the Company sold fixed assets with a net book value of $2,115,882 for $4,444,444, which will be collected in ten equal monthly installments beginning in August 2000.

     Effective June 26, 2000, Antonio Eduardo de Carvalho Brigagao replaced Thomas C. Trynin as the Company's Chief Executive Officer. Prior to his appointment as Chief Executive Officer, Mr. Brigagao, who is 57 years old, was the co-founder and president of Carvalho Brigagao, Finance and Technology, a Brazil-based technology firm that provided consulting services to the Company. Prior to founding Carvalho Brigagao, Mr. Brigagao served as president of Credicard S.A., a joint venture of leading Latin American banks, Citibank, Itau and Unibanco, as well as director of Mastercard International--Latin America.

     No other events or transactions have occurred since June 30, 2000 or are pending that would have a material effect on the financial statements at that date or for the six months then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations, or cash flows of the Company.

                                     PART II

Item 1. Legal Proceedings

     None

Item 2. Changes in Securities

     None

Item 3. Defaults Upon Senior Securities

     None

Item 4. Submission of Matters to a Vote of Security Holders

     None

Item 5. Other Information

     None

Item 6. Exhibits

     3.1* -- By laws of Paging Network do Brasil S.A. (English Translation).

     4.1* -- Indenture dated as of June 1, 1997 between Paging Network do Brasil
             S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

     4.2* -- Form of Senior Note (included in Exhibit 4.1).

     ----------
     * Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           PAGING NETWORK DO BRASIL S.A.
                                    (Registrant)

                           By: /s/ Antonio Eduardo de Carvalho Brigagao
                               ----------------------------------------
                               Antonio Eduardo de Carvalho Brigagao
                               President and
                               Chief Executive Officer

Date: August 29, 2000